File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

AES Andres BV
(Name of foreign utility company)

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(Name of filing company, if filed on behalf of foreign utility company)

        The Commission is requested to mail copies of all correspondence relating to this Notification to:

    Ashley A. Meise
    The AES Corporation
    1001 N. 19th Street
    Suite 2000
    Arlington, Virginia 22209

    Andrew B. Young
    Hugh E. Hilliard
    Dewey Ballantine LLP
    1775 Pennsylvania Avenue, N.W.
    Washington, D.C. 20006

ITEM 1

        Foreign utility status is claimed by AES Andres BV ("AES Andres"), a private limited liability company organized under the laws of The Netherlands, with its business address at Herbert H. Dowweg 5d, Hoek, The Netherlands, 4542NM.

        AES Andres owns and operates a gas-fired electric power plant, which is capable of supplying approximately 304 MW of electric energy, and a liquefied natural gas importing facility, both of which are located in Boca Chica, Dominican Republic.

        The AES Corporation ("AES") indirectly owns 100% of the voting interests in AES Andres.

        AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001).

ITEM 2

        AES Andres has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL is wholly owned by IPALCO Enterprises, Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, AES Andres, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

        By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the Securities and Exchange Commission with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ ASHLEY A. MEISE Ashley A. Meise Assistant General Counsel The AES Corporation 1001 N. 19th Street, Suite 2000 Arlington, Virginia 22209 (703) 292-0817

Dated: June 1, 2004